                          HAWKINS ENERGY CORPORATION
                     TWENTY EAST FIFTH STREET, SUITE 1500
                            TULSA, OKLAHOMA  74103

                                PROXY STATEMENT

                        SPECIAL MEETING OF STOCKHOLDERS
                               DECEMBER 19, 1996

                           -------------------------

                              GENERAL INFORMATION

     This Proxy Statement is furnished in connection with the solicitation of proxies by the management and Board of Directors of Hawkins Energy Corporation (the "Company") to be used at the Special Meeting of Stockholders to be held Thursday, December 19, 1996, at 10:00 a.m., local time, in the executive offices of the Company at Twenty East Fifth Street, Suite 1500, 15th Floor, Tulsa, Oklahoma 72103 and all adjournment(s) thereof, for the purposes set forth in the attached Notice of Special Meeting. The approximate date upon which this Proxy Statement and the form of proxy are being mailed to stockholders is December 5, 1996.

EXPENSES OF SOLICITATION

     The expenses in connection with the solicitation of proxies, including the cost of preparing, handling, printing and mailing the Notice of Special Meeting, Proxy Statement and form of proxy, have been or will be borne by the Company. The Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy material to their principals to obtain authorization for the execution of proxies.

     Directors, officers and other employees of the Company may solicit proxies personally, by telephone or telegram, from some stockholders if proxies are not received promptly.

QUORUM AND VOTE REQUIRED

     The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock of the Company is necessary to constitute a quorum at the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required to approve the amendments to the Company's Certificate of Incorporation. Abstentions from voting and broker non-votes will be treated as shares that are present for purposes of determining a quorum and will have the same effect as a vote against the proposed amendments to the Company's Certificate of Incorporation.

     HACL, Ltd., a Texas limited partnership ("HACL"), has obtained proxies to vote the shares represented thereby in favor of the proposals at the Special Meeting from the following stockholders with respect to the number of shares of the Company's Common Stock set forth below:

                                                             PERCENT
NAME                           NUMBER OF SHARES        OF OUTSTANDING SHARES
----                           ----------------        ---------------------
R.P. Gregory, Jr.                 3,037,251                   23.3%

Hawkins Oil & Gas, Inc.           1,229,667                    9.4%

Don E. Smith                        899,393                    6.9%

Tandy Polk                          405,315                    3.1%

Shelton Smith                       364,902                    2.8%

James F. Hawkins                    301,093                    2.3%

Roger Broome                        269,914                    2.1%

Troy Jones                          246,206                    1.9%

Carroll Broome                      205,019                    1.6%

Bobby Wiggins                       166,000                    1.3%
                                  ---------                   ----

                                  7,124,760                   54.7%
                                  =========                   ====


Accordingly, HACL has obtained proxies for a majority of the outstanding shares of Common Stock, thereby assuring the approval of the amendments to the Company's Certificate of Incorporation. See "Proposal to Increase the Number of Authorized Shares of Common Stock--Background and Reasons for Proposed Amendment." Stockholders of the Company will not be entitled to dissenters' appraisal rights with respect to the amendments to the Certificate of Incorporation.

REVOCABILITY OF PROXIES

     The form of proxy enclosed is for use at the Special Meeting if a stockholder is unable to attend or does not desire to vote in person. At any time before the shares represented by the proxy are voted at the Special Meeting, the stockholder may revoke the proxy by delivering to the Secretary of the Company a written revocation of the proxy, by delivering a later dated proxy, or by voting in person while in attendance at the Special Meeting.

MANNER OF VOTING PROXIES

     All shares represented by valid proxies received prior to the meeting, and not revoked, will be voted in accordance with the instructions on the proxy. If the proxy is signed and returned to the Company, but no instructions are given, it is intended that the proxy will be voted FOR the approval of the amendments to the Company's Certificate of Incorporation. As to any other business that may properly come before the meeting, including all matters incident to the conduct of the meeting, it is intended that the proxy will be voted in respect thereof in accordance with the judgment of the person voting the proxies.

STOCKHOLDER PROPOSALS FOR 1997 MEETING

     Under the rules of the Securities and Exchange Commission, in order to be considered for inclusion in the Company's proxy statement relating to the 1997 Annual Meeting of Stockholders, a stockholder proposal must be received by the Company at its principal offices, Twenty East Fifth Street, Suite 1500, Tulsa, Oklahoma 74103, addressed to the Secretary of the Company, on or before December 27, 1996.


     PROPOSAL TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

     The Board of Directors has approved and recommends that the stockholders approve and adopt a proposal to amend the Certificate of Incorporation of the Company (the "Proposed Amendment") to increase the number of authorized shares of the Company's common stock, par value $.01 per share (the "Common Stock"), from 20,000,000 shares to 40,000,000 shares (the number of authorized shares of the Company's preferred stock, par value $1.00 per share, will remain unchanged at 1,000,000 shares). The Proposed Amendment will amend the first sentence of Article Fourth of the Company's Certificate of Incorporation to read as follows:

     "The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 41,000,000, 40,000,000 of which shall be Common Stock of the par value of $.01 per share (hereinafter called "Common Stock") and 1,000,000 of which shall be Preferred Stock of the par value of $1.00 per share (hereinafter called "Preferred Stock")."

BACKGROUND AND REASONS FOR PROPOSED AMENDMENT

     During the early part of 1996, the Company's Board of Directors began considering alternative business plans and corporate developments for the Company. Various alternatives considered were for the Company (i) to focus on only one of its two primary business segments, either oil and gas exploration, development and production or natural gas compressor sales and leasing, by selling or otherwise disposing of one of such segments and focusing on expanding operations in the other; (ii) to seek some form of business combination with another company; and (iii) to simply continue to operate the two separate business segments as the Company has since its formation in 1989.

     The Company became acquainted with certain of the principals of HACL (the "HACL Group") through its banking relationships and began preliminary discussions with that group in late May, 1996. Members of the group had recently liquidated their interests in a company named Cornerstone Natural Gas, Inc. (which was acquired by El Paso Natural Gas Company) in which they had acquired a controlling interest during 1993 and were considering a significant investment in another company which might present them with a similar growth opportunity. The market capitalization of Cornerstone grew from $8,200,000 ($.66 per share) in November of 1993 to $98,000,000 ($6.00 per share) at the time of its acquisition by El Paso.

     On July 1, 1996, the Company received an informal proposal from the HACL Group. A special committee of the Company's Board of Directors was formed to
(i) consider the advisability and desirability of an investment by the HACL Group in the Company; (ii) consider alternative proposals or courses of action for the Company; (iii) review the terms of any such transaction or transactions on behalf of the Company; and (iv) recommend to the Board of Directors as a whole whether the Company should engage in such a transaction. The Special Committee consisted of Charles M. Butler, III, Clifford S. Lewis, Thomas F. Ostrye and Don E. Smith. Thomas F. Ostrye, Chairman, President and Treasurer of the Company, was principally responsible for the negotiations with the HACL Group and the Special Committee met a total of four times, including two meetings at which representatives of the HACL Group were present.

     On August 13, 1996, Simmons & Company International ("Simmons") was engaged to advise the Board of Directors on the fairness of the proposed transaction to the Company from a financial point of view. See "Opinion of Financial Advisor" below.

     Negotiations continued with the HACL Group and led to a proposed letter of intent in September 1996. At its special meeting held on September 23, 1996, the Board of Directors considered the proposed letter of intent and also considered an informal proposal received by another company (the "Proposing Company") pursuant to which the Company would merge with the Proposing Company, the assets of the Company would be sold and the proceeds of the sale would be used to fund the business of the merged company which would have been involved primarily in natural gas marketing, processing and gathering. Simmons reviewed both proposals and advised that the proposal from the HACL Group was fair to the Company from a financial point of view and that the offer from the Proposing Company did not appear to be as favorable to the Company as the proposal from the HACL Group.

     The letter of intent with the HACL Group was signed by the Company on September 21, 1996, and was approved by the Board of Directors on September 23, 1996. The parties then began negotiating the terms of a definitive Stock Purchase Agreement. Simmons participated to a limited extent in the negotiations, particularly in the discussions regarding the amount and type of the consideration that should be paid for the securities.

     On October 16, 1996, the Board of Directors approved the Stock Purchase Agreement with HACL and it was executed by the Company. At that meeting, Simmons confirmed verbally its opinion as to the fairness of the consideration to be received by the Company and delivered a final draft of its fairness letter to the Board on that same date. See "Opinion of Financial Advisor" below.
Under the terms of the Stock Purchase Agreement, the Company has agreed to sell to HACL 8,000,000 shares of Common Stock and warrants which, upon satisfying certain vesting requirements, will entitle HACL to purchase an additional 8,000,000 shares of Common Stock at a price of $0.91 per share (the "Warrants"), for an aggregate consideration of $4,400,000 in cash and HACL's covenant to utilize its reasonable efforts to provide the Company with certain business transactions. See "Terms of the Stock Purchase Agreement" below.

     In considering the amount and type of the consideration for the securities, the parties took into account the then market value of the Company's Common Stock (during the two months prior to the execution of the letter of intent, the closing sales prices of the Company's Common Stock as reported by the NASDAQ Small Cap Market ranged from $.5625 to $.8125 per share and was $.7813 per share on September 18, 1996, the last day the Common Stock traded prior to entering into the letter of intent), the fact that the shares and warrants to be issued to the purchaser would be restricted securities, the value to the Company of the business opportunities and prospects that the parties anticipate that the purchaser will be able to bring to the Company and other related considerations. The parties also considered the impact on the Company's performance that might be expected in the event that the business opportunities and prospects were effected.

     In considering the various alternative courses of action available to the Company and the fairness of the consideration to be received from HACL under its proposal, the Board took into account the fact that the Company is facing a very competitive natural gas compressor market which is negatively impacting the rental rates, sales prices and utilization rates of its natural gas compressor fleet. It also believes that the Company's growth potential is being restrained by the lack of available capital and that the current asset base of the Company lacks the "critical mass" necessary to realize the profitability and growth potential that are inherent in the businesses in which the Company is engaged. The Board believes that the proposal from HACL presents potential value to the Company and its stockholders beyond the needed capital that is being contributed in that HACL is expected to also provide (i) new business opportunities which could enable it to expand and/or more efficiently utilize its rental natural gas compressor fleet, (ii) contacts and experience which could be valuable in expanding and improving its oil and gas exploration, development and production operations, and (iii) financing expertise and resources which may give the Company greater access to additional capital. See "Terms of the Stock Purchase Agreement--Expiration and Vesting of Warrants" below. The Board considered that the per share amount to be received in cash at closing for the Common Stock and Warrants is below the then current market price for the Common Stock and below the range of values as estimated by the Company's financial advisor (see "Opinion of Financial Advisor" below), but the Board determined that the consideration is fair because the Common Stock and the Warrants to be issued to HACL will be restricted securities and not freely tradeable in the open market and because of the anticipated value to be added by the Board leadership, experience and expertise that HACL representatives are expected to provide and the business opportunities that are expected to be presented to the Company by virtue of the HACL investment.

     In analyzing the proposal presented to it by the Proposing Company, the Board relied heavily on the analysis of the Company's financial advisor which indicated that if that transaction were consummated, the shares of Common Stock held by the current stockholders of the Company could have a value less than the then market value of those shares and less than the per share value offered by HACL. Although this offer contemplated an offer to the Company's stockholders to purchase their shares at $.77 per share, the Board believed that stockholders of the Company who did not sell their shares pursuant to this offer could hold shares valued at below the range of the estimated values of the Company's Common Stock and would be minority security holders in a company engaged in businesses substantially different than those in which the Company is currently engaged. Under the Proposing Company's proposal, the Company would merge with the Proposing Company and the Company's current stockholders would own only between 15% to 20% of the outstanding shares of the surviving corporation. The assets of the Company would then be sold, its current indebtedness would be paid and the balance of the sales proceeds would be used by the surviving corporation to expand its businesses. There was doubt expressed by the Board about whether the estimates expressed on behalf of the offeror of the amounts that could be realized from a sale of the Company's assets were realistic or achievable and whether the planned operations of the of the combined company could produce the results that would provide the Company's stockholders with the same potential return that the Board believes is possible under the HACL proposal. Consequently, the Board believes that the HACL proposal provides the Company's stockholders with a greater potential for realizing an increase in the value of their investment in the Company than the other proposal.

     The purpose of the Proposed Amendment and the reason it is being recommended to stockholders is that the increase in the authorized shares of Common Stock is necessary for the Company to effect the transactions contemplated pursuant to the Stock Purchase Agreement. At November 4, 1996, the Company had 13,040,168 shares of Common Stock outstanding (exclusive of 9,067 shares of treasury stock) and 20,000,000 authorized shares of Common Stock. Accordingly, without the increase in the authorized capital proposed hereby, there would not be sufficient authorized and unissued shares of Common Stock available to meet the Company's obligations to issue up to 16,000,000 shares of Common Stock under the terms of the Stock Purchase Agreement in the event all of the Warrants are exercised. The Board believes that increasing the number of authorized shares of Common Stock to 40,000,000 is appropriate so the Company will have authorized capital available in the event that it encounters acquisition or capitalization opportunities in the future.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO INCREASE THE COMPANY'S AUTHORIZED COMMON STOCK.

TERMS OF THE STOCK PURCHASE AGREEMENT

     Pursuant to the Stock Purchase Agreement, the Company will issue to HACL or its designee 8,000,000 shares of Common Stock and Warrants which, upon satisfying certain vesting requirements discussed below, will entitle the holder to purchase an additional 8,000,000 shares of Common Stock at a price of $0.91 per share. The Common Stock and Warrants are being issued to HACL for aggregate consideration of $4,400,000 in cash and HACL's covenant to utilize its reasonable efforts to provide the Company with certain business transactions which satisfy the vesting requirements of the Warrants (see "--Expiration and Vesting of Warrants" below). In addition, the Company has agreed to elect up to eight persons designated by HACL to the Company's Board of Directors following the closing of the sale of the Common Stock and Warrants pursuant to the Stock Purchase Agreement and, thereafter, to include among its nominees for the Board of Directors a sufficient number of persons designated by HACL such that the percentage of directors proposed to be composed of HACL's designees is approximately proportionately equal to HACL's percentage ownership of the Company's total outstanding shares of Common Stock. It is anticipated that the sale of Common Stock and Warrants pursuant to the Stock Purchase Agreement will be consummated as soon as practicable after the Special Meeting and all of the conditions precedent to such sale contained in the Stock Purchase Agreement have been satisfied. See "--Conditions to Stock Purchase Agreement" below.

     Upon consummation of the sale of the Common Stock and Warrants pursuant to the Stock Purchase Agreement, HACL, or its designee, will own approximately 38% of the Company's outstanding shares of Common Stock based on the number of shares outstanding as of November 4, 1996. Should the Warrants vest and be exercised in full, HACL or its designee may own in the aggregate up to 55.1% of the Company's outstanding shares of Common Stock based on the number of shares outstanding as of November 4, 1996.

     Expiration and Vesting of Warrants. All of the Warrants to be issued to HACL will expire four years from the date of issuance (the "Expiration Date"). The Warrants will not become exercisable until the satisfaction of the following vesting requirements:

     Providing New Business.  The Warrants will vest based upon HACL, directly
     ----------------------
or indirectly, providing to the Company contracts or agreements to lease natural gas compressors from the Company having an aggregate horsepower as follows:




                AGGREGATE HORSEPOWER   PERCENT OF WARRANTS VESTED
                ----------------------  ---------------------------
                  15,000 or greater              100%
                  11,250 to 14,999                75%
                   7,500 to 11,249                50%
                   3,750 to 7,499                 25%

     For purposes of satisfying the above vesting requirements, the following transactions will be considered the equivalent to providing contracts or agreements for the lease of natural gas compressors:

     . Any sale and lease back transaction originated by HACL, provided that the purchase price of the compressors to the Company does not exceed their fair market value, the lease rentals are at not less than market rates and the transaction is approved by directors of the Company not affiliated with or designated by HACL.

     . Any compressors provided by the Company to any oil and gas properties acquired by the Company which were identified by HACL and which properties satisfy any of the vesting requirements discussed below.

     There is no specified length or other required terms of the compressor leases to be provided by HACL for these purposes. However, only the leases provided by HACL which are in effect at the time that any vesting determination is made will be taken into account for vesting purposes. The properties on which the compressors may be located may be owned by affiliates of HACL or by third parties.

     The Warrants will vest in the percentages reflected in column (4) below upon HACL providing compressor leases aggregating the aggregate minimum horsepower reflected in column (1) below if, in addition, the Company also acquires either (i) oil and gas properties identified by HACL which have an aggregate purchase price indicated in column (2) below or (ii) other compressor leasing companies identified by HACL which have under lease compressors which have an aggregate horsepower equal to at least the amounts reflected in column
(3) below:


    (1)            (2)                        (3)                    (4)
                                       AGGREGATE HORSEPOWER
 MINIMUM      AGGREGATE PURCHASE          UNDER LEASE BY         PERCENT OF
AGGREGATE     PRICE OF OIL               ACQUIRED COMPANY         WARRANTS
HORSEPOWER    AND GAS PROPERTIES      AT TIME OF ACQUISITION       VESTED
----------    ---------------------   ----------------------     ----------
     7,500    at least $4,000,000        7,500 or greater           100%
     6,000    at least $3,000,000         at least 5,625             75%
     4,250    at least $2,000,000         at least 3,750             50%
     2,500    at least $1,000,000         at least 1,875             25%


     In addition, the Warrants may vest through a combination of the methods set forth above, provided that there must be compressor leases for the minimum aggregate horsepower reflected in Column (1) for the percentage of Warrants indicated in Column (4) to vest. If any portion of the Warrants vest pursuant to the immediately preceding table above, then for any contracts or agreements, or set of contracts or agreements, provided by HACL for the lease of natural gas compressors from the Company having an additional aggregate of 3,750 horsepower or more, then an additional 25% of the Warrants shall vest with respect to each incremental addition of an aggregate of 3,750 horsepower. In addition, the acquisition by the Company of producing oil and gas properties identified by HACL in a transaction reflected in Column (2) will be considered in determining the vesting of the Warrants in combination with any acquisition by the Company of a company in the business of owning and leasing natural gas compressors by treating each $1,000,000 of the purchase price of such producing oil and gas properties to be the equivalent of an aggregate horsepower of 1,875 under lease by an acquired company.

     Change of Control.  Upon the occurrence of certain events which result in a
     -----------------
"change of control" of the Company, then all unvested Warrants will become vested. A change in control will be deemed to have taken place upon the occurrence of the following events: (i) as a result of a proxy solicitation by a party other than the Company, the directors serving on the Company's Board immediately prior to such action no longer constitute a majority of the total number of directors of the Company following such action; (ii) any person or group other than HACL or its affiliates acquires more than 50% of the Company's outstanding voting securities; (iii) the Company's stockholders approve the merger or consolidation of the Company with another corporation or business organization, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless, in the case of a merger or consolidation, the directors in office immediately prior to such transaction constitute a majority of the directors of the surviving entity or a majority of the disinterested directors of the Company approve such transaction; or (iv) a majority of the disinterested directors of the Company determine that any other proposed action would constitute a change in control and such action is taken.

     Conditions to Closing. The Stock Purchase Agreement provided that HACL would have until October 30, 1996, to perform a due diligence review and could, on or before such date, notify the Company that it was electing to cancel its obligations under the contract. No such notice was received. The Stock Purchase Agreement also provided that a condition to HACL's obligations was its obtaining proxies from ten or fewer stockholders of the Company holding a majority of the outstanding shares of Common Stock which would allow it to vote those shares in favor of the proposed amendments to the Company's Certificate of Incorporation. HACL has received such proxies and, as a result, approval of the amendments is assured.

     The obligations of each party to consummate the transactions contemplated by the Stock Purchase Agreement are subject to a number of conditions, including the following: (i) each of the representations, warranties and covenants of the other party set forth in the Stock Purchase Agreement shall, in all material respects, be true on, or complied with by, the closing date as if made on such date and each party shall have received a certificate of an officer of the other party to such effect; (ii) no preliminary or permanent injunction or other final order by any federal or state court shall have been issued which prevents the proposed transactions pursuant the Stock Purchase Agreement; (iii) each party shall have received a legal opinion, dated the date of closing, from counsel to the other party as to certain matters; and (iv) stockholders of the Company shall have approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 40,000,000.

     Conduct of Business Pending Closing. The Stock Purchase Agreement contains certain restrictions on the conduct of the Company's business pending closing of the transactions under the agreement. The Company may not, among other things, amend its Certificate of Incorporation or bylaws, declare or pay any dividend with respect to its Common Stock, authorize capital expenditures in excess of $100,000 in the aggregate other than in the ordinary course of business, or enter into any new employment or severance agreement with any director, officer or employee of the Company. In addition, the Company has agreed to conduct business in the usual and ordinary course and use its best efforts to preserve its business organization and maintain its existing relations with customers, suppliers, employees and business associates in all material respects.

     Registration Rights. That Stock Purchase Agreement provides that after two years from the date of the consummation of the sale of the Common Stock and Warrants to HACL, upon the request of HACL, the Company will register under the Securities Act of 1933, as amended, any of the shares of Common Stock issued pursuant to the Stock Purchase Agreement or upon exercise of Warrants, for sale in accordance with HACL's intended method of disposition thereof (a "Demand Registration"). HACL will have the right to request up to two Demand Registrations. The Company will have the right under certain circumstances to delay the filing of a Demand Registration. HACL will also have "piggy-back" registration rights to include the shares of Common Stock then held by it in certain other registrations by the Company of its Common Stock. The Company will be required to pay all costs and expenses in connection with each registration except HACL's attorney's fees and any underwriting fees or commission's applicable to the shares of Common Stock sold by HACL.

OPINION OF FINANCIAL ADVISOR

     The Board of Directors of the Company retained Simmons to act as its financial advisor and to render a fairness opinion in connection with the HACL proposal. Simmons rendered its oral opinion to the Company's Board of Directors at a meeting on October 16, 1996 that, as of such date, the consideration to be paid to the Company by HACL in the HACL proposal was fair from a financial point of view. Simmons confirmed this opinion in writing by delivering to the Company a final draft of its fairness letter to the Board on that same date.

     The full text of Simmons' fairness opinion, dated October 16, 1996, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is attached as Appendix A to this Proxy Statement. Simmons' opinion is directed only to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be paid to the Company by HACL in the HACL proposal and does not constitute a recommendation to any holder of Common Stock as to how such stockholder should vote on the Proposed Amendment. The summary of Simmons' opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as Appendix A. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

     In connection with rendering its opinion, Simmons reviewed, analyzed and relied upon, among other things, the following: (i) the letter of intent between the Company and HACL dated September 21, 1996; (ii) the Stock Purchase Agreement; (iii) the financial statements and other information concerning the Company, including the Annual Reports on Form 10-KSB of the Company for each of the years in the four-year period ended December 31, 1995, the Quarterly Reports on Form 10-QSB of the Company for the quarters ended March 31, 1996 and June 30, 1996, the Current Report on Form 8-K dated June 30, 1995 and the Registration Statement on Form S-3 of the Company related to a shelf registration of Company Common Stock dated July 21, 1994, as amended; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of the Company furnished by the Company for the purposes of Simmons' analysis; (v) certain publicly available information concerning the trading of, and the trading market for, Company Common Stock; (vi) certain publicly available information with respect to certain other companies that Simmons believes to be comparable to the Company (the "Comparable Companies") and the trading markets for such Comparable Companies' securities; (vii) certain publicly available information concerning estimates of the future operating and financial performance of the Comparable Companies prepared by industry experts unaffiliated with the Company;

and (viii) certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry. Simmons also met with certain officers and employees of the Company and HACL to discuss the foregoing as well as other matters believed relevant to the inquiry.

     In arriving at its opinion, Simmons assumed and relied upon the accuracy and completeness of all of the financial and other information provided by the Company or publicly available, and did not attempt independently to verify any of such information. With respect to financial projections provided by the Company and estimates of potential rental rates, profitability and capital costs of additional compressors, Simmons assumed, with the consent of the Board of Directors, that such projections and other data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management. Simmons did not conduct a physical inspection of any of the properties or facilities of the Company, nor did Simmons make or obtain any independent evaluations or appraisals of any of such properties or facilities.

     In conducting its analysis and arriving at its opinion, Simmons considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Common Stock and equity securities of the Comparable Companies; and (iv) the nature and terms of certain other acquisition transactions that Simmons believed to be relevant. Simmons also took into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities' valuation generally. Simmons' opinion necessarily was based upon conditions as they existed and could be evaluated on, and on the information made available at, the date of such opinion.

     In connection with a presentation to the Company's Board on September 23, 1996, Simmons advised the Company's Board that, in evaluating the consideration to be received by the Company in the HACL proposal, Simmons had performed a variety of financial analyses with respect to the Company. A description of all material financial analyses performrd by Simmons is included below:

     Analysis of Selected Publicly Traded Comparable Companies. Simmons reviewed certain financial information for the 12 months ended June 30, 1996 and recent stock market information for the Company, and certain publicly available financial information as of the most recently reported period and recent stock market information for nine publicly traded oil field service and equipment companies deemed comparable to the Company. For the Company and each comparable company, Simmons calculated multiples of "Adjusted Market Value" (defined as the market value of the common equity plus the book value of total debt, less "excess cash and cash equivalents" (defined as cash in excess of five percent of revenues)) to trailing 12 month period ("TTM") revenues, earnings before depreciation, interest and taxes ("EBDIT") and "Adjusted Book Value" (defined as the book value of stockholders' equity, plus the book value of total debt, less excess cash and cash equivalents). Simmons also calculated multiples of market value of common equity to TTM earnings and cash flow (defined as earnings plus depreciation and amortization), and estimated earnings and cash flow for 1996 and 1997 (derived from estimates prepared by industry experts unaffiliated with the Company or HACL, except for the Company's projections, which were provided by Company management).

     An analysis of the multiples of market value of common equity to TTM cash flow, to estimated 1996 cash flow and to estimated 1997 cash flow yielded for the Company 4.5x, 4.1x and 3.3x, respectively, and ranges of 7.5x to 12.4x, 5.7x to 10.5x, and 4.9x to 9.2x, respectively, for the comparable oil field service and equipment companies. An analysis of the multiples of market value of common equity to TTM earnings, to estimated 1996 earnings and to estimated 1997 earnings yielded for the Company's multiples which were not meaningful because the Company recorded a TTM net loss of $0.2 million, and is projecting a net loss of $0.1 million for 1996 and net income of $0.4 million in 1997. An analysis of the multiples of market value of common equity to TTM earnings, to estimated 1996 earnings and to estimated 1997 earnings yielded ranges of 19.0x to 40.5x, 11.4x to 25.5x, and 8.4x to 19.1x, respectively, for the comparable oil field service and equipment companies. An analysis of the Adjusted Market Value to TTM revenues, EBDIT and Adjusted Book Value yielded 1.9x, 6.3x and 1.0x, respectively for the Company, with ranges of 0.6x to 4.0x, 6.5x to 11.7x, and 0.9x to 2.8x, respectively, for the comparable oil field service and equipment companies.

     Analysis of Selected Comparable Acquisition Transactions. Simmons reviewed transactions involving the acquisition of all or part of certain compressor companies and certain oil field service companies. With respect to the compressor company acquisitions, Simmons calculated the multiples of transaction value to TTM revenues, EBDIT, net income and horsepower (defined as the total company fleet horsepower). With respect to the oil field service company acquisitions, Simmons calculated the multiples of transaction value to TTM revenues, EBDIT and Book Value, and multiples of equity purchase price (excludes debt assumed by acquiring company) to TTM net income.

     For the compressor companies, these calculations yielded a range of transaction value to TTM revenues of 1.4x to 3.9x, a range of transaction value to TTM EBDIT of 5.3x to 11.1x, a range of transaction value to TTM net income of 19.9x to 21.6x, and a range of transaction value to horsepower of $550x to $1,160x.

     For the oil field service companies, these calculations yielded a range of transaction value to TTM revenues of 0.1x to 2.7x, a range of transaction value to TTM EBDIT of 3.8x to 9.3x, a range of transaction value to Book Value of 1.0x to 12.3x, and a range of equity purchase price to TTM net income of 2.9x to 48.6x.

     Valuation Multiple Analysis. For a range of total market values (including debt and equity) for the Company of $16.0 million to $26.0 million, Simmons calculated multiples of the Company's share prices ($0.52 per share to $1.29 per share) to the Company's TTM estimated 1996 and estimated 1997 earnings per share and cash flow per share. For the same range of total market values, Simmons also calculated multiples of the Company's Adjusted Market Values to the Company's TTM, estimated 1996 and estimated 1997 revenues and EBDIT.

     These calculations resulted in multiples of the range of the Company's share prices ($0.52 per share to $1.29 per share) to TTM earnings per share which were not meaningful, to estimated 1996 earnings per share which were not meaningful, and to estimated 1997 earnings per share of 16.0x to 39.5x. The calculations resulted in multiples of the range of Company share prices ($0.52 per share to $1.29 per share) to TTM cash flow per share of 3.5x to 8.6x, to estimated 1996 cash flow per share of 3.1x to 7.8x, and to estimated 1997 cash flow per share of 2.5x to 6.2x. The calculations resulted in multiples of the range of the Company's Adjusted Market Values ($16.0 million to $26.0 million) to TTM revenues of 1.7x to 2.8x, to estimated 1996 revenues of 1.7x to 2.7x, and to estimated 1997 revenues of 1.6x to 2.5x. The calculations resulted in multiples of the range of the Company's Adjusted Market Values ($16.0 million to $26.0 million) to TTM EBDIT of 5.5x to 9.0x, to estimated 1996 EBDIT of 5.2x to 8.5x, and to estimated 1997 EBDIT of 4.2x to 6.8x.

     Simmons also adjusted the Company's TTM and projected 1996 and 1997 results to reflect potential benefits which may be achieved by a potential acquiror of the Company, including increased utilization of the Company's compressor fleet and consolidation cost savings. For a range of total market values (including debt and equity) for the Company of $16.0 million to $26.0 million, Simmons calculated multiples of the Company's share prices ($0.52 per share to $1.29 per share) to the Company's TTM, estimated 1996 and estimated 1997 adjusted earnings per share and adjusted cash flow per share. For the same range of total market values, Simmons also calculated multiples of the Company's Adjusted Market Values to the Company's TTM, estimated 1996 and estimated 1997 adjusted EBDIT.

     These calculations resulted in multiples of the range of the Company's share prices ($0.52 per share to $1.29 per share) to TTM adjusted earnings per share of 5.8x to 14.3x, to estimated 1996 adjusted earnings per share of 5.2x to 12.9x, and to estimated 1997 adjusted earnings per share of 3.8x to 9.3x. The calculations resulted in multiples of the range of the Company's share prices ($0.52 per share to $1.29 per share) to TTM adjusted cash flow per share of 2.0x to 5.0x, to estimated 1996 adjusted cash flow per share of 1.9x to 4.7x, and to estimated 1997 adjusted cash flow per share of 1.7x to 4.2x. The calculations resulted in multiples of the range of assumed the Company's Adjusted Market Values ($16.0 million to $26.0 million) to TTM adjusted EBDIT of 3.2x to 5.2x, to estimated 1996 adjusted EBDIT of 3.1x to 5.0x, and to estimated 1997 adjusted EBDIT of 2.7x to 4.4x.

     Based upon the results of the Valuation Multiple Analysis, the Analysis of Selected Publicly Traded Comparable Companies indicated the value of the Company's Common Stock to be in the range of $0.67 to $0.98 per share. Based upon the results of the Valuation Multiple Analysis, the Analysis of Selected Comparable Acquisition Transactions indicated the value of the Company's Common Stock to be in the range of $0.60 to $0.90 per share.

     Discounted Cash Flow Analysis. Simmons used the Company's management's projections and Lee Keeling & Associates, Inc.'s December 31, 1995 reserve report on the Company's oil and gas reserves to calculate projected future cash flows for the Company through 2015. Simmons then performed discounted cash flow analysis ("DCF") based on the projected free cash flows.

     Simmons also evaluated potential enhancements which could potentially be made to the Company's financial performance by a potential acquiror including increased utilization of the Company's compressor fleet, reduced Company capital expenditures and consolidation cost savings.

     The DCF analysis of the Company as a single entity indicated the total value of the Company was less than its debt, suggesting zero value for the Company's equity, without any potential benefits achievable by an acquiror; and a share price in the range of $0.52 to $0.75 per share, with potential benefits achievable by an acquiror.

     Analysis of Value of Separate Business Segments. Simmons performed an analysis of the values of each business segment of the Company. Simmons performed a DCF analysis on the projected future cash flows of the Company's compression segment and calculated its value to be in the $6.0 to $8.0 million range, without any benefits potentially achievable by an acquiror of the compression segment, and in the $13.0 to $17.0 million range, including benefits potentially achievable by an acquiror of the compression segment.

     For a range of total market values for the compression segment of $12.0 to $22.0 million, Simmons calculated multiples of such market value to the compression segment's TTM, estimated 1996 and estimated 1997 revenues and EBDIT. The calculations resulted in multiples of the range of total market value to TTM revenues of 1.5x to 2.8x, to estimated 1996 revenues of 1.5x to 2.8x, and to estimated 1997 revenues of 1.5x to 2.8x. The calculations resulted in multiples of the range of total market value to TTM EBDIT of 4.6x to 8.4x, to estimated 1996 EBDIT of 4.3x to 7.9x, and to estimated 1997 EBDIT of 4.3x to 7.9x.
Simmons performed the same analysis after adjusting the TTM and projected financial results of the compression segment to reflect benefits which could potentially be achievable by an acquiror. The calculations resulted in multiples of the range of total market value to TTM adjusted revenues of 1.4x to 2.6x, to estimated 1996 adjusted revenues of 1.4x to 2.6x, and to estimated 1997 adjusted revenues of 1.4x to 2.6x. The calculations resulted in multiples of the range of total market value to TTM adjusted EBDIT of 3.1x to 5.7x, to estimated 1996 adjusted EBDIT of 3.0x to 5.5x, and to estimated 1997 adjusted EBDIT of 3.0x to 5.5x. Based upon the results of this analysis, the Analysis of Selected Publicly Traded Comparable Companies and the Analysis of Selected Comparable Acquisition Transactions indicated the value of the compression segment to be in the range of $14.0 to $17.0 million.

     Simmons also performed a DCF analysis on the projected cash flows based on Lee Keeling & Associates, Inc.'s December 31, 1995 reserve report on the Company's oil and gas reserves. The calculations indicated the value of the Company's oil and gas reserves to be in the range of $6.0 to $7.0 million.

     Based upon these analyses of value of the Company's two business segments, the range of values for the Company's shares was calculated to be $0.63 to $0.91 per share.

     Valuation Summary. Based upon the foregoing analyses, the value of the Company's shares was estimated to be in the $0.60 to $0.90 per share range.

     Analysis of HACL's Proposed Investment in the Company. Simmons analyzed the potential effect of the HACL proposal on the Company's share price and ownership structure. As part of this analysis, Simmons evaluated the EBDIT impact on the Company's EBDIT of additional compression demand brought to the Company by HACL, using assumptions for compressor costs, monthly compressor rental rates and EBDIT margins provided by the Company. Simmons also conducted an analysis of the Company's Common Stock and Warrant values at various vesting points under the HACL proposal. In addition, Simmons performed a sensitivity analysis to calculate the impact on the Company's share price after the HACL proposal of various changes in compressor costs, EBDIT margins and monthly compressor rental rates.

     The analysis of the structure of the HACL proposal demonstrated that upon consummation of the sale of the Company's Common Stock and Warrants to HACL pursuant to the Stock Purchase Agreement, HACL would own 38.1% of the Company's outstanding Common Stock, based on the number of the Company's shares outstanding as of September 23, 1996. Upon full exercise of the Warrants, HACL would own 55.2% of the Company's outstanding Common Stock, based on the number of the Company's shares outstanding as of September 23, 1996.

     The analysis of the impact of additional compression demand brought to the Company by HACL indicated that, following the consummation of the HACL proposal, with the Warrants fully vested and 15,000 horsepower of additional compressor demand, with a new compressor cost of $400 per horsepower, a monthly rental rate of $12.50 per horsepower and a 65% EBDIT margin, a 6.0x EBDIT multiple would yield a the Company's share price of $0.66 per share. A 7.0x EBDIT multiple would yield a price of $0.84 per share of the Company's Common Stock.

     Accordingly, the foregoing analysis of the HACL proposal with the Warrants fully vested and 15,000 horsepower of additional compressor demand yielded estimated values within the range of values of the Company's shares indicated by the analyses previously described above. Simmons then performed additional analyses described below regarding the additional compressor demand necessary under the HACL proposal to achieve an estimated price of $.60 per share, the minimum of the range of the Company's per share value, assuming the Warrants are not fully vested.

     Simmons analyzed the additional compressor demand which would generate a price after the consummation of the HACL proposal of $0.60 per share. Based on the foregoing compressor assumptions and a 6.0x EBDIT multiple, Simmons calculated the required additional horsepower at the 25 %, 50 %, 75 % and 100 % vesting points would be 2,100, 3,800, 5,200, and 6,400 horsepower, respectively.

     Simmons also performed a sensitivity analysis by varying certain assumptions regarding the additional compressor demand. Simmons calculated that a share price of $0.60 per share could be achieved under the following scenarios: (a) a minimum incremental horsepower requirement of 6,400 (given compressor cost per horsepower of $400, monthly rental rate per horsepower of $12.50 and 65% EBDIT margin); (b) a maximum per horsepower new compressor cost of $500 (given monthly rental rate per horsepower of $12.50, 65% EBDIT margin and 15,000 incremental compressor horsepower); (c) a minimum EBDIT margin of 53% (given compressor cost per horsepower of $400, monthly rental rate per horsepower of $12.50 and 15,000 incremental compressor horsepower); or (d) a minimum monthly rental rate per horsepower of $10.20 (given compressor cost per horsepower of $400, 65% EBDIT margin and 15,000 incremental compressor horsepower). Simmons also calculated the additional compressor demand which would generate a share price after the consummation of the HACL proposal of $0.60 per share if the Company's existing idle compressor capacity was used. Based on a compressor cost per horsepower of $100, monthly rental rate per horsepower of $12.50 and 55% EBDIT margin, Simmons calculated the required additional demand would be 3,000 horsepower.

     Simmons also analyzed a verbal indication from the Proposing Company that it might be interested in pursuing a merger with the Company in which the Company would be the surviving corporation and the Company's current stockholders would receive 15% to 20 % of the combined company. Alternatively, the Proposing Company may offer to cash out some of the Company's stockholders at $0.77 per share. The Proposing Company would also consider grantimg a put option at $1.00 per share exercisable by the Company's stockholders 24 to 28 months following the merger. The Proposing Company indicated that it would intend to liquidate the Company's assets and operations following the merger.

     In its analysis, Simmons utilized internal financial information provided by the Proposing Company, including financial projections prepared by the Proposing Company's financial advisor (the "Projections").

     Simmons performed a DCF analysis on the future projected cash flows generated by the Proposing Company based on the Projections. The Projections consisted of (i) a Projected Volume Case, which was based on a report prepared by an independent petroleum engineering firm of the natural gas reserves for which the Proposing Company was the sole purchaser, and utilized historical shares of gas the Proposing Company had purchased from other gas producers and transporters to determine available gas volumes where the Proposing Company was not the sole purchaser; and (ii) a Growth Case which assumed increased gas availability. For the Projected Volume Case, the DCF analysis resulted in a total value of the Proposing Company (including debt of $31.2 million) in the $49.0 to $54.0 million range. Simmons repeated this analysis for the combined company after a merger with the Company which resulted in a total value in the $59.0 to $64.0 million range and yielded a post-merger price for the Common Stock in the range of $0.30 to $0.50 per share. For the Growth Case, the DCF analysis for the combined company after a merger with the Company resulted in a total value in the $70.0 to $77.0 million range and yielded a price for the Common Stock in the range of $0.45 to $0.71 per share.

     Based upon the foregoing analysis, Simmons advised the Board of Directors that the indication from the Proposing Company did not appear to be as favorable to the Company as the HACL proposal.

     The foregoing summary does not purport to be a complete description of the analyses performed by Simmons or of its presentations to the Company's Board of Directors. The preparation of financial analyses and fairness opinions is a complex process and is not necessarily susceptible to partial analysis or summary description. Simmons believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Simmons, without considering all of such analyses and factors, could create an incomplete view of the processes underlying the analyses conducted by Simmons and its opinion. Simmons made no attempt to assign specific weights to particular analyses. Any estimates contained in Simmons' analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth herein.

     The Company's Board of Directors selected Simmons as its financial advisor because Simmons is a nationally recognized investment banking firm specializing in service to the energy services industry with substantial experience in transactions similar to the HACL proposal and is familiar with the Company and its business. As part of its investment banking business, Simmons is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Simmons may actively trade the Company's Common Stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such security.

     Pursuant to its engagement letter with Simmons, the Company has agreed to pay Simmons a non-contingent fee of $125,000. The Company has also agreed to reimburse Simmons for its reasonable out-of-pocket expenses and to indemnify Simmons and certain related persons against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     In connection with the engagement of Simmons, the Company presented Simmons with certain estimates, projections and other data regarding future revenues, earnings, cash flows, operations and related information. This information was presented solely for the purpose of Simmons' evaluation of the proposals before the Board and are based upon assumptions and estimates made by management of the Company in good faith on the basis of the Company's experience and historical performance. These estimates and projections are forward-looking statements whose accuracy depends upon a number of circumstances and variable, many of which are beyond the control of the Company or its management. These include market conditions and demand, the effects of competition, weather factors, the cost and availability of foreign imports and alternative energy sources, labor costs and availability, currently unforeseeable changes in corporate strategy or focus, governmental regulation and restrictions and related factors. There can be no assurance that the actual results experienced by the Company and its successors will not vary materially from the estimates and projections of the Company used for these purposes.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     The Company entered into a "Change of Control" Agreement dated March 27, 1996, and amended as of October 16, 1996 (the "Change Agreement"), with Thomas
F. Ostrye, Chairman of the Board and President of the Company. Under the Change Agreement, if there is a "change of control" and Mr. Ostrye is involuntarily terminated other than for "cause" or other than by reason of death or disability or if he voluntarily terminates after a reduction in his compensation or responsibilities or a requested relocation, he will be entitled to receive a final payment after his termination of employment in an amount equal to his compensation, including bonuses, for the twelve months immediately preceding his termination plus the value of employee benefits received for that twelve month period. The consummation of the transactions pursuant to the Stock Purchase Agreement will result in a "change in control" under the Change Agreement. "Cause" includes theft or conviction of a felony or any crime involving dishonesty or moral turpitude, or gross neglect and inattention to duties.

USE OF PROCEEDS

     The Company intends to use the cash consideration of $4.4 million to be received from the sale of the Common Stock and Warrants pursuant to the Stock Purchase Agreement to repay a portion of its outstanding indebtedness under a revolving line of credit. In September 1995, the Company entered into a Revolving Credit and Term Loan Agreement to refinance its existing indebtedness and to provide additional borrowing amounts under an 18 month revolving line of credit having a $12 million cap (the "Revolving Credit Facility"). At September 30, 1996, the Revolving Credit Facility had a borrowing base of $8.8 million and the Company had borrowed $7.82 million of the available credit line. The Revolving Credit Facility bears interest at the prime rate plus 2% (9.75% at September 30, 1996), payable monthly, and the outstanding balance thereunder at March 31, 1997 converts into term note payable over 36 months.

     Reducing the outstanding balance of the Revolving Credit Facility will result in additional amounts being available for borrowing thereunder. The Company expects that it will incur additional borrowings under the Revolving Credit Facility as needed to acquire additional natural gas compressors or oil and gas properties or for other business or investment opportunities it may develop.

INFORMATION CONCERNING DIRECTORS TO BE DESIGNATED BY HACL

     The Stock Purchase Agreement provides that after the closing of the transactions pursuant thereto, that HACL may designate up to eight directors, which will constitute a majority of the members of the Company's Board of Directors, who shall be immediately appointed to the Board of Directors of the Company by the current members of the Board. It is currently anticipated that Donald C. Nejedly and probably two additional current directors of the Company will resign shortly after consummation of the sale of the Common Stock and Warrants to HACL and that the five persons named below will be appointed to the Board. If fewer than three of the current directors resign, it is anticipated that additional designees of HACL will be appointed to the Board after the closing as necessary for the designees of HACL to represent a majority of the members of the Board of Directors. The identity of such additional designees, if any, has not yet been determined.

     The Company's Board of Directors is divided into three classes--Class I, Class II and Class III--with each class being as equal in size as possible and with the terms of each class ending in successive years. Each designated director appointed to the Board, however, will not be classified and will serve until the next annual meeting of stockholders at which time all unclassified directors shall be nominated for election and designated in one of the three classes. Set forth below is certain information with respect to each HACL designee to the Company's Board of Directors. Each designee is an investor in HACL.

     Mr. Ray C. Davis, 53. Mr. Davis is a founding principal of Energy Transfer Company, an energy investment firm. Mr. Davis founded Capstone Partners in 1988, a buy out firm formed to acquire under performing companies. He served as Chairman and CEO of several companies acquired by Capstone Partners, including Healthco International Inc., a $500 million a year dental supply company, HPSC, an equipment leasing company quoted on the Nasdaq system, and Cornerstone Natural Gas, Inc., a natural gas pipeline and processing company listed on the American Stock Exchange. Mr. Davis served as Director and General Partner of Hydro Environmental Services, Inc. from 1989 to 1992, and as Chief Executive Officer of Healthco International, Inc. from June 1991 to August 1992. He was also Chairman of the Board of HPSC, Inc. from 1991 to 1992. On June 9, 1993, Healthco International, Inc. filed for protection under Chapter 11 in the U.S. Bankruptcy Court in the Western District of Massachusetts, Western Division, Case No. 93-41604-JFQ. In connection with Mr. Davis' and a group of investors' initial acquisition of an interest in Cornerstone Natural Gas, Inc. and as part of a pre-packaged plan, Cornerstone's predecessor and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code with the U.S. Bankruptcy Court for the Eastern District of Texas, Sherman Division. On November 2, 1993, Cornerstone emerged from such pre-packaged plan and Mr. Davis
and the investor group acquired their interest in Cornerstone.   From 1983 to
1988, he shared the operating duties of Colt Industries, a Fortune 200 diversified manufacturer. Mr. Davis was last responsible for two groups of companies with operations in 15 countries and sales in excess of $1 billion.
Mr. Davis held several executive positions in Colt Industries and, prior to that, held several management positions at Mobil Chemical, a division of Mobil Oil.

     Mr. Kelcy L. Warren, 41. Kelcy L. Warren is a founding principal of Energy Transfer Company, an energy investment firm. Prior to forming Energy Transfer Company, he was employed by Endevco, Inc., a natural gas pipeline and processing company and predecessor of Cornerstone Natural Gas, Inc., from 1981 to 1992. At Endevco, Mr. Warren served in many capacities, including President, Chief Operating Officer and Director. He and a group of investors acquired controlling interest of Cornerstone Natural Gas, Inc. in 1993 as part of a pre-packaged plan, whereby Endevco and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code with the U.S. Bankruptcy Court for the Eastern District of Texas, Sherman Division. On November 2, 1993, Cornerstone Natural Gas, Inc. emerged from such pre-packaged plan and Mr. Warren and the investor group acquired their interest in Cornerstone. Mr. Warren served as President, Chief Operating Officer and a director of Cornerstone until its sale to El Paso Natural Gas Company in 1996. Prior to joining Endevco, Mr. Warren was employed by Lone Star Gas Company.

     Mr. Matthew S. Ramsey, 41. Mr. Ramsey is a private investor and attorney. Mr. Ramsey served as Vice President of Nuevo Energy Company, an independent energy company, from 1990 to 1996. From 1990 to 1996, he was employed by Torch Energy Advisors Incorporated, a company providing management and operations services to energy companies including Nuevo Energy Company, last serving as a director and Executive Vice President. Mr. Ramsey joined Torch Energy as Vice President of Land and was named Senior Vice President of Land in 1992. Prior to joining Torch Energy, Mr. Ramsey was self-employed for eleven years. Mr. Ramsey holds a B.B.A. in Marketing from the University of Texas at Austin and a J.D. from South Texas College of Law. Mr. Ramsey is a graduate of Harvard Business School's Advanced Management Program. He is licensed to practice law in the State of Texas.

     Mr. Richard D. Brannon, 37. Mr. Brannon is President of Brannon Oil & Gas, Inc., an independent energy investment company. Mr. Brannon is also an active investor in oil and gas production, natural gas pipelines, real estate and equity investments. He has a broad range of experience in the natural gas industry from drilling and well completion to managing acquisitions, finance and contract negotiations. Mr. Brannon served as director of Cornerstone Natural Gas, Inc., a natural gas pipeline and processing company, until its sale to El Paso Natural Gas Company in 1996. Mr. Brannon also previously served as an Advisory Board member to First Interstate Bank, Ft. Worth. Mr. Brannon began his career in 1981 with TXO Production Corp. as a completion and reservoir engineer. Mr. Brannon has a B.S. degree in Petroleum Engineering from the University of Texas and is a Certified Professional Engineer.

     Mr. Jon P. Stevenson, 51. Mr. Stevenson is President and owner of Sandollar Oil & Gas, Inc., an independent exploration and production company located in Longview, Texas. Prior to forming Sandollar in 1981, Mr. Stevenson was employed from 1971 to 1980 by Enserch Exploration, Inc. in Dallas, Texas, in various engineering capacities, with his last assignment being Vice President of Production. He began his career in 1968 as an engineer with Shell Oil Company in New Orleans, Louisiana. Mr. Stevenson received his B.S. degree in Petroleum Engineering from Louisiana Tech University in 1968. He is a Certified Professional Engineer in the State of Texas.

     Following the closing of the transactions under the Stock Purchase Agreement, it is currently anticipated that each of HACL's designees to the Company's Board of Directors will beneficially own, directly or indirectly, the number of shares of the Company's Common Stock set forth below:



                                              PERCENT TO BE
        NAME           NUMBER OF SHARES    BENEFICIALLY OWNED
        -----          ----------------    ------------------
Ray C. Davis                   575,758            2.74%

Kelcy L. Warren                575,758            2.74%

Matthew S. Ramsey              181,818             *

Richard D. Brannon           1,046,364(1)         4.93%

Jon P. Stevenson               345,455            1.64%

------------------
*  Less than 1%

(1) Includes 10,000 shares beneficially owned by Mr. Brannon prior to the consummation of the proposed transaction.


                  PROPOSAL TO CHANGE THE NAME OF THE COMPANY

     The Board of Directors has approved and recommends that the stockholders approve and adopt a proposal to amend the Certificate of Incorporation of the Company to change the corporate name of the Company to "Equity Compression Services Corporation." The Company was formed in 1989 to consolidate the businesses and assets of Equity Compressors, Inc. and ten oil and gas limited partnerships sponsored by Hawkins Oil & Gas, Inc. ("Hawkins Oil & Gas"). As a result of the consolidation, Hawkins Oil & Gas originally became the Company's largest stockholder, and the Company subleased office space from and shared certain administrative services with Hawkins Oil & Gas through the end of 1995. Since its formation, the Company has grown through 1993 acquisitions of Mid-South Compressors, Inc. and Owens Compression Services, Inc. which substantially diluted Hawkins Oil & Gas' ownership in the Company. Accordingly, the Board of Directors of the Company believes that the continued use of "Hawkins" in the Company's name causes some confusion because it suggests that the Company is still affiliated with Hawkins Oil & Gas. In addition, the investment by HACL in the Company will result in a change in control of the Company as HACL will immediately have the right to designate a majority of the Company's Board of Directors. The Board of Directors believes the change in the corporate name to "Equity Compression Services Corporation" will reflect the change in control of the Company and provide the Company with increased independent name recognition.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE CHANGE IN CORPORATE NAME.

             VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS THEREOF

     At the close of business on November 4, 1996, there were 13,040,168 issued and outstanding shares of the Common Stock (exclusive of 9,067 shares held in treasury) of the Company. Each holder of Common Stock is entitled to one vote per share on all matters. There is no other class of securities of the Company entitled to vote at the meeting. Only stockholders of record at the close of business on November 15, 1996, will be entitled to vote at the Special Meeting.

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 4, 1996, and as adjusted to reflect the sale of the Common Stock pursuant to the Stock Purchase Agreement, by (i) all persons who were known by the Company to be beneficial owners of more than five percent of the outstanding shares of Common Stock, (ii) each director, (iii) each executive officer named in the Summary

Compensation Table included in the Company's Proxy Statement for its Annual Meeting held May 14, 1996, individually, and (iv) all the directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to such shares.

                                                    PERCENT BENEFICIALLY OWNED
                                                    --------------------------
          NAME AND ADDRESS                            BEFORE          AFTER
         OF BENEFICIAL OWNER     NUMBER OF SHARES  TRANSACTION   TRANSACTION(11)
         -------------------     ----------------  -----------   ---------------
PRINCIPAL STOCKHOLDERS:
R.P. Gregory, Jr.                   3,037,251(2)       23.29%         14.44%
  7575 San Felipe, Suite 350
  Houston, TX 77063
Hawkins Oil & Gas, Inc.             1,296,582(1)        9.94%          6.16%
  400 S. Boston, Suite 800
  Tulsa, OK 74103

DIRECTORS AND EXECUTIVE OFFICERS:
Charles M.  Butler, III               152,500(3)        1.17%           *
John B. Hawkins                     1,414,534(4)       10.76%          6.69%
Clifford S. Lewis                      84,935(5)         *              *
Donald C. Nejedly                      22,500(6)         *              *
Thomas F. Ostrye                      214,847(7)        1.62%          1.01%
Don E. Smith                          972,183(8)        7.42%          4.61%
David J. Parsons                       56,703(9)         *              *
All Directors and Executive Officer
   as a Group (9 Persons)           2,930,563(10)      21.61%         13.89%

--------------
*  Less than 1%

(1) Includes 40,319 shares attributable to Hawkins Oil & Gas, Inc.'s general partner interest in HX 1986, 19,522 shares attributable to its general partner interest in Hawkins Exploration and 47,393 shares attributable to the Hawkins Oil & Gas, Inc. Profit Sharing Plan.

(2) Includes 3,037,251 shares which are held of record by Gregory & Cook, Inc., but of which Mr. Gregory, as the majority owner of Gregory & Cook, Inc. has the power to direct the voting and disposition of such shares.

(3) Includes 27,500 shares which may be acquired upon the exercise of presently exercisable options.

(4) Includes 105,000 shares which may be acquired upon the exercise of presently exercisable options, 1,296,582 shares owned directly and indirectly by Hawkins Oil & Gas, Inc., but which may also be attributable to John B. Hawkins based on his individual ownership of the common stock of Hawkins Oil & Gas, Inc., and 11,634 shares held by the Hawkins Energy Corporation 401(k) Plan (the "401(k) Plan") and allocated to the account of John B. Hawkins.

(5) Includes 55,000 shares which may be acquired upon the exercise of presently exercisable options, and 29,935 shares held by the 401(k) Plan and allocated to the account of Mr. Lewis.

(6) Includes 22,500 shares which may be acquired upon the exercise of presently exercisable options.

(7) Includes 200,000 shares which may be acquired upon the exercise of presently exercisable options, and 14,545 shares held by the 401(k) Plan and allocated to the account of Mr. Ostrye.

(8) Includes 60,000 shares which may be acquired upon the exercise of presently exercisable options, and 12,790 shares held by the 401(k) Plan and allocated to the account of Mr. Smith.

(9) Includes 52,500 shares which may be acquired upon the exercise of presently exercisable options, and 4,203 shares held by the 401(k) Plan and allocated to the account of Mr. Parsons

(10) Includes 522,500 shares which may be acquired upon the exercise of presently exercisable options and 73,107 shares held by the 401(k) Plan and allocated to the accounts of such individuals.

(11) As adjusted to reflect sale of 8,000,000 shares of Common Stock pursuant to the Stock Purchase Agreement. Excludes 8,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants to be issued pursuant to the Stock Purchase Agreement.

                                 OTHER MATTERS

MATTERS WHICH MAY COME BEFORE THE SPECIAL MEETING

     The Board of Directors does not intend to bring any other matters before the meeting, nor does the Board of Directors know of any matters which other persons intend to bring before the meeting. If, however, other matters not mentioned in this Proxy Statement properly come before the meeting, the persons named in the accompanying Proxy Card will vote thereon in accordance with the recommendation of the Board of Directors.

     REMINDER: PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD TO ASSURE THAT ALL OF YOUR SHARES WILL BE VOTED.

                                                                      APPENDIX A
                               SIMMONS & COMPANY
                                 INTERNATIONAL
________________________________________________________________________________



October 16, 1996


Board of Directors
Hawkins Energy Corporation
Twenty East Fifth Street
Suite 1500
Tulsa, Oklahoma  74103

Members of the Board:

You have requested the opinion of Simmons & Company International ("Simmons") as investment bankers as to the fairness, from a financial point of view, to Hawkins Energy Corporation (the "Company") of the proposed sale of shares of common stock, par value $0.01 per share of the Company (the "Company Common Stock"), and warrants to purchase Company Common Stock (the "Proposed Transaction") pursuant to the Stock Purchase Agreement (the "Agreement") between the Company and HACL, Ltd. (the "Purchaser"), a limited partnership to be formed under the laws of Texas to consummate the Proposed Transaction.

As more specifically set forth in the Agreement, in the Proposed Transaction the Purchaser will agree to purchase from the Company, and the Company will agree to sell to the Purchaser, a total of 8,000,000 shares of Company Common Stock, and 8,000,000 warrants (the "Warrants"). The total consideration to be paid by the Purchaser to the Company at closing for the issuance of such securities shall be $4,400,000. Each Warrant will entitle the Purchaser to the right to purchase one share of Company Common Stock upon exercise of the Warrant at an exercise price of $0.91 per share. The Warrants will expire at the end of four years from the date of initial issuance. The Warrants will become exercisable only when vested based on the following schedule: (i) the Warrants will become fully vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 15,000 horsepower; with 25 percent of the Warrants becoming vested when such contracts commit to leasing natural gas compressors having an aggregate of 3,750 horsepower, 50 percent of the Warrants becoming vested when such contracts commit to leasing natural gas compressors having an aggregate of 7,500 horsepower, and 75 percent of the Warrants becoming vested when such contracts commit to leasing natural gas compressors having an aggregate of 11,250 horsepower; or (ii) the Warrants will become fully vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 7,500 horsepower and the Purchaser identifying oil and gas properties which are acquired by the Company in one or more transactions approved by a majority of the members of the Board of Directors of the Company not affiliated with or designated by the Purchaser (an "Approved Transaction") with an aggregate purchase price of at least $4,000,000; with 25 percent of the Warrants becoming vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 2,500 horsepower and the Purchaser identifying oil and gas properties which are acquired by the Company in one or more Approved Transactions with an aggregate purchase price of $1,000,000, 50 percent of the Warrants becoming vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 4,250 horsepower and the Purchaser identifying oil and gas properties which are acquired by the Company in one or more Approved Transactions with an aggregate purchase price of $2,000,000, and 75 percent of the Warrants becoming vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 6,000 horsepower and the Purchaser identifying oil and gas properties which are acquired by the Company in one or more Approved Transactions with an aggregate purchase price of $3,000,000, or (iii) the Warrants will become fully vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 7,500 horsepower and the Purchaser identifying a company or companies which are acquired by the Company which have compressor leases in effect covering an aggregate of at least 7,500 horsepower; with 25 percent of the Warrants becoming vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 2,500 horsepower and the Purchaser identifying a company or companies which are acquired by the Company which have compressor leases in effect covering an aggregate of at least 1,875 horsepower, 50 percent of the Warrants becoming vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 4,250 horsepower and the Purchaser identifying a company or companies which are acquired by the Company which have compressor leases in effect covering an aggregate of at least 3,750 horsepower, and 75 percent of the Warrants becoming vested upon the Purchaser providing to the Company contracts committing to lease from the Company natural gas compressors having an aggregate of 6,000 horsepower and the Purchaser identifying a company or companies which are acquired by the Company which have compressor leases in effect covering an aggregate of at least 5,625 horsepower; or (iv) if the Company has acquired producing oil and gas properties identified by the Purchaser and has acquired companies identified by the Purchaser which are in the business of owning and leasing natural gas compressors to third parties, both types of acquisitions shall be considered in determining the vesting of the Warrants, with each $1,000,000 of purchase price of such producing oil and gas properties purchased in one or more Approved Transactions being considered to be the equivalent of compressor leases of such acquired companies with an aggregate horsepower of 1,875 and vice versa, providing in no event shall any Warrants vest unless the compressor leases provided by the Purchaser or its Affiliates pursuant to (i) above cover compressors which have an aggregate of at least 2,500 horsepower; in no event shall the percentage of Warrants that vests exceed 25 percent unless the compressor leases provided by the Purchaser pursuant to (i) above cover compressors which have an aggregate of at least 4,250 horsepower; in no event shall the percentage of Warrants that vests exceed 50 percent unless the compressor leases provided by the Purchaser pursuant to (i) above cover compressors which have an aggregate of at least 6,000 horsepower, and in no event shall the percentage of Warrants that vests exceed 75 percent unless the compressor leases provided by the Purchaser pursuant to (i) above cover compressors which have an aggregate of at least 7,500 horsepower; or (v) the Warrants will become fully vested if the Company consummates a merger in which the Company is not the surviving company or which involves a change of control of the Company, and such change of control is approved by a majority vote of the shareholders of the Company.

Simmons, as a specialized energy-related investment banking firm, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, the management and underwriting of sales of equity and debt to the public, and private placements of equity and debt. In the ordinary course of business, Simmons may actively trade Company Common Stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such security.

In connection with rendering its opinion, Simmons has reviewed and analyzed, among other things, the following: (i) the Letter of Intent between the Company and Purchaser dated September 21, 1996; (ii) the Agreement; (iii) the financial statements and other information concerning the Company, including the Annual Reports on Form 10-KSB of the Company for each of the years in the four-year period ended December 31, 1995, the Quarterly Reports on Form 10-QSB of the Company for the quarters ended March 31, 1996 and June 30, 1996, the Current Report on Form 8-K dated June 30, 1995 and the Registration Statement on Form S-3 of the Company related to a shelf registration of Company Common Stock dated July 21, 1994, as amended; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of the Company furnished by the Company for the purposes of Simmons' analysis; (v) certain publicly available information concerning the trading of, and the trading market for, Company Common Stock; (vi) certain publicly available information with respect to certain other companies that Simmons believes to be comparable to the Company (the "Comparable Companies") and the trading markets for such Comparable Companies' securities; (vii) certain publicly available information concerning estimates of the future operating and financial performance of the Comparable Companies prepared by industry experts unaffiliated with the Company; and (viii) certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry. Simmons has also met with certain officers and employees of the Company and Purchaser to discuss the foregoing as well as other matters believed relevant to the inquiry.

In arriving at its opinion, Simmons has assumed and relied upon the accuracy and completeness of all of the financial and other information provided by the Company or publicly available, and has not attempted independently to verify any of such information. With respect to financial projections provided by the Company and estimates of potential rental rates, profitability and capital costs of additional compressors, Simmons has assumed, with your consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management. Simmons has not conducted a physical inspection of any of the properties or facilities of the Company, nor has Simmons made or obtained any independent evaluations or appraisals of any of such properties or facilities.

In conducting its analysis and arriving at its opinion as expressed herein, Simmons has considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for Company Common Stock and equity securities of the Comparable Companies; and (iv) the nature and terms of certain other acquisition transactions that Simmons believes to be relevant. Simmons has also taken into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities' valuation generally. Simmons' opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof.

Simmons is acting as financial advisor to the Company in this transaction and will receive a customary fee for its services. Simmons' opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated hereby and is not to be construed as a recommendation to the holders of the Company Common Stock with respect to the Proposed Transaction. Simmons was not authorized to solicit, nor did Simmons solicit from others, indications of interest with respect to purchasing any securities of the Company or with respect to acquiring the Company. Simmons' opinion does not address the relative merits of the Proposed Transaction as compared to other alternative transactions which might be available to the Company. Simmons is not expressing any opinion regarding the value that would be realized upon the sale of any securities of the Company or upon the liquidation or sale of the Company. Furthermore, Simmons is not expressing any opinion regarding the trading market for, or the market price of, the Company Common Stock, or the effect of the ownership interest, represented by shares of Company Common Stock and the Warrants, to be held by the Purchaser on the trading market for, or the market price of, the Company Common Stock following the Proposed Transaction.

Based upon and subject to the foregoing, Simmons is of the opinion, as investment bankers, that the consideration to be paid to the Company by the Purchaser in the Proposed Transaction is fair to the Company from a financial point of view.

Sincerely,

SIMMONS & COMPANY INTERNATIONAL

/s/  Frederick W. Charlton
-----------------------------------------
Frederick W. Charlton
Vice President